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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                                   Commission File Number 0-2642
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     (Check one):        /X/ Form 10-K and Form 10-KSB      / / Form 11-K
     / / Form 20-F       / / Form 10-Q and Form 10-QSB   / / Form N-SAR

     For Period Ended:   December 31, 1997
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/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR

     For the Transition Period Ended:
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   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                        PART I
                                REGISTRANT INFORMATION

     Full name of registrant  TRIDENT ROWAN GROUP, INC.
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     Former name if applicable


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              Address of principal executive office (STREET AND NUMBER)

                                Two Worlds Fair Drive
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     City, state and zip code      Somerset, New Jersey 08873
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                                       PART II
                                RULE 12B-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The 1997 merger into Registrant's majority-owned Moto Guzzi S.p.A. subsidiary of its wholly-owned distributor of Moto Guzzi parts, Centro Ricambi S.r.l., has resulted in delays in establishing year-end inventory valuations and in completing the analysis of slow moving and obsolete items, because the inventory systems of the two companies are not compatible.

     The audit at Moto Guzzi S.p.A. is expected to be completed not later than April 10, 1998 and the Registrant's annual report on Form 10-K for 1997 is expected to be filed not later than April 15, 1998.


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                                       PART IV
                                  OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

               Howard E. Chase            732-868-9000
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               (Name)              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes   / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes   / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The consolidated loss for 1997 is expected to approximate Lit. 22 billion ($12,500,000*), as compared to a reported loss for 1996 of Lit. 15 billion ($8,500,000*). The increased loss is primarily the result of two non-cash items, a Lit. 3,595 million ($2,032,000*) reserve for the possible redemption of preferred stock issued in connection with a private placement which raised $6,000,000 of gross proceeds for the Registrant's Moto Guzzi Corp. subsidiary and a Lit. 2,124 million ($1,201,000*) charge taken in connection with the issuance to affiliates of Registrant's President and its Chief Financial Officer of 1,250,000 warrants to purchase Registrant's common stock, at $6.00 per share. In addition, Moto Guzzi S.p.A.'s operating loss of approximately Lit. 7.4 billion ($4,200,000*) was almost Lit. 8 billion unfavorable to that subsidiary's 1996 operating result, despite an 8.8% increase in net sales revenues at Moto Guzzi. Moto Guzzi's increased operating loss was due to: (i) a decline in margins because increased prices for component parts paid by Moto Guzzi were not passed on to customers through increased selling prices; (ii) a doubling of research and development expense relating to new models; and (iii) a 44% increase in the subsidiary's selling, general and administrative expense reflecting increased sales and marketing expense and increased management cost. These increases in Moto Guzzi's R&D expense and selling, general and administrative expense were incurred in furtherance of Moto Guzzi's planned expansion.

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*Computed at the dollar-lire exchange rate in effect at December 31, 1997


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     The Registrant made a strategic decision to focus its energies and resources on its Moto Guzzi business and, consequently, not to develop, at the present time, its merchant banking and other financial services activities. In this context, the potential of its temporary management subsidiary will be curtailed and, accordingly, the Registrant expects to record at December 31, 1997 reserves of Lit. 4,001 million ($2,262,000*) for impairment which results in a substantial write down of trademarks, other intangibles and goodwill related to this subsidiary.

     In 1996, Lit. 4,180 million ($2,363,000*) of impairment reserves were recorded in connection with winding up its real estate holding activities, much of which was disposed of in 1997. Real estate activities are not expected to be material to 1998's results of operations.

















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*Computed at the dollar-lire exchange rate in effect at December 31, 1997


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                              TRIDENT ROWAN GROUP, INC.
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                     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March   31, 1998                 By  /s/ Howard E. Chase
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                                           Howard E. Chase, Chairman

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

















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